HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and six months ended June 30, 2024 and 2023

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Revenues
Distribution (includes related party revenues of $107 and $213 (2023 - $90 and $177) for the three and six months ended June 30, respectively) (Note 23)	1,436	1,285	3,041	2,794
Transmission (includes related party revenues of $580 and $1,131 (2023 - $554 and $1,107) for the three and six months ended June 30, respectively) (Note 23)	583	560	1,136	1,116
	2,019	1,845	4,177	3,910

Costs
Purchased power (includes related party costs of $488 and $1,313 (2023 - $362 and $1,153) for the three and six months ended June 30, respectively) (Note 23)	940	798	2,036	1,808
Operation, maintenance and administration (Note 23)	308	326	620	645
Depreciation, amortization and asset removal costs (Note 4)	260	245	511	494
	1,508	1,369	3,167	2,947

Income before financing charges and income tax expense	511	476	1,010	963
Financing charges (Note 5)	155	141	302	275

Income before income tax expense	356	335	708	688
Income tax expense (Note 6)	57	66	110	132
Net income	299	269	598	556

Other comprehensive (loss) income (Note 7)	(1)	(8)	3	(12)
Comprehensive income	298	261	601	544

Net income attributable to:
Noncontrolling interest	3	2	5	4
Common shareholder	296	267	593	552
	299	269	598	556

Comprehensive income attributable to:
Noncontrolling interest	3	2	5	4
Common shareholder	295	259	596	540
	298	261	601	544

Basic earnings per common share (Note 21)	$2,081	$1,877	$4,169	$3,881

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
As at June 30, 2024 and December 31, 2023

As at (millions of Canadian dollars)	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	64	—
Accounts receivable (Note 8)	794	827
Due from related parties	599	537
Other current assets (Note 9)	154	124
	1,611	1,488

Property, plant and equipment (Note 10)	27,835	26,757
Other long-term assets:
Regulatory assets (Note 12)	3,372	3,260
Deferred income tax assets	5	5
Intangible assets (Note 11)	684	653
Goodwill	373	373
Other assets (Note 13)	246	171
	4,680	4,462
Total assets	34,126	32,707

Liabilities
Current liabilities:
Bank indebtedness	—	17
Short-term notes payable (Note 16)	877	279
Long-term debt payable within one year (Notes 16, 17)	750	700
Accounts payable and other current liabilities (Note 14)	1,629	1,415
Due to related parties	249	280
	3,505	2,691

Long-term liabilities:
Long-term debt (Notes 16, 17)	14,331	14,286
Regulatory liabilities (Note 12)	1,025	908
Deferred income tax liabilities	1,262	1,067
Other long-term liabilities (Note 15)	1,705	1,689
	18,323	17,950
Total liabilities	21,828	20,641

Contingencies and Commitments (Notes 25, 26)
Subsequent Events (Note 28)

Noncontrolling interest subject to redemption	19	20

Equity
Common shares (Note 19)	2,957	2,957
Retained earnings	9,263	9,033
Accumulated other comprehensive loss	(6)	(9)
Hydro One shareholder’s equity	12,214	11,981

Noncontrolling interest	65	65
Total equity	12,279	12,046
	34,126	32,707

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended June 30, 2024 and 2023

Six months ended June 30, 2024 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2024	2,957	9,033	(9)	11,981	65	12,046
Net income	—	593	—	593	4	597
Other comprehensive loss (Note 7)	—	—	3	3	—	3
Distributions to noncontrolling interest	—	—	—	—	(4)	(4)
Dividends on common shares (Note 20)	—	(363)	—	(363)	—	(363)
June 30, 2024	2,957	9,263	(6)	12,214	65	12,279

Six months ended June 30, 2023 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2023	2,957	8,634	5	11,596	66	11,662
Net income	—	552	—	552	3	555
Other comprehensive income (Note 7)	—	—	(12)	(12)	—	(12)
Distributions to noncontrolling interest	—	—	—	—	(2)	(2)
Dividends on common shares (Note 20)	—	(341)	—	(341)	—	(341)
June 30, 2023	2,957	8,845	(7)	11,795	67	11,862

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and six months ended June 30, 2024 and 2023

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2024	2023	2024	2023
Operating activities
Net income	299	269	598	556
Environmental expenditures	(4)	(10)	(7)	(24)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	220	213	439	431
Regulatory assets and liabilities	(37)	22	15	(25)
Deferred income tax expense	48	53	91	108
Other	(7)	5	(8)	7
Changes in non-cash balances related to operations (Note 24)	311	82	153	(79)
Net cash from operating activities	830	634	1,281	974

Financing activities
Long-term debt issued	—	—	800	1,050
Long-term debt repaid	(700)	(131)	(700)	(731)
Short-term notes issued	1,095	1,720	1,595	3,360
Short-term notes repaid	(715)	(1,425)	(995)	(3,635)
Dividends paid (Note 20)	(187)	(176)	(363)	(341)
Distributions paid to noncontrolling interest	(2)	(2)	(6)	(6)
Change in bank indebtedness	—	28	(17)	58
Costs to obtain financing	(2)	(1)	(7)	(6)
Net cash (used in) from financing activities	(511)	13	307	(251)

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(708)	(571)	(1,350)	(1,050)
Intangible assets	(26)	(35)	(48)	(59)
Additions to future use assets	(110)	(41)	(129)	(74)
Capital contributions received	—	—	2	2
Other	1	—	1	—
Net cash used in investing activities	(843)	(647)	(1,524)	(1,181)

Net change in cash and cash equivalents	(524)	—	64	(458)
Cash and cash equivalents, beginning of period	588	—	—	458
Cash and cash equivalents, end of period	64	—	64	—

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and six months ended June 30, 2024 and 2023

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
The Company's transmission business consists of the electricity transmission system operated by its subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP, as well as an approximate 66% interest in B2M Limited Partnership, and an approximate 55% interest in Niagara Reinforcement Limited Partnership.
Hydro One’s distribution business consists of the electricity distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc.
Rate Setting
Deferred Tax Asset (DTA)
On April 8, 2021, the Ontario Energy Board (OEB) rendered a decision and order (DTA Implementation Decision), approving the recovery of the DTA amounts allocated to ratepayers and included in rates for the 2017 to 2021 period, plus carrying charges, over a two-year period, from July 1, 2021 to June 30, 2023. In addition, the DTA Implementation Decision required that Hydro One adjust transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2023, with the exception of the adoption of new accounting standards as described in Note 3 - New Accounting Pronouncements. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2023.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Accounting Guidance To Be Adopted In 2024

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-07	November 2023	The amendments improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses.	Fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.	Under assessment

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Accounting Standards Codification (Codification). Many of the amendments allow users to more easily compare entities subject to the US Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	Under assessment
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	Under assessment
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2024	2023	2024	2023
Depreciation of property, plant and equipment	197	184	394	369
Amortization of intangible assets	19	19	38	38
Amortization of regulatory assets	4	10	7	24
Depreciation and amortization	220	213	439	431
Asset removal costs	40	32	72	63
	260	245	511	494

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
5.    FINANCING CHARGES

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2024	2023	2024	2023
Interest on long-term debt	161	142	324	279
Interest on short-term notes	7	10	12	22
Interest on regulatory accounts	8	5	14	9
Other	6	4	9	7
Less: Interest capitalized on construction and development in progress	(22)	(18)	(41)	(33)
Interest earned on cash and cash equivalents	(3)	(2)	(13)	(7)
Realized gain on cash flow hedges (interest-rate swap agreements) (Notes 7, 17)	(2)	—	(3)	(2)
	155	141	302	275
6.    INCOME TAXES
As a rate-regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or deferred income tax regulatory liabilities, with an offset to deferred income tax recovery or deferred income tax expense, respectively. The Company’s consolidated income tax expense or income tax recovery for the period includes all current and deferred income tax expenses net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or income tax recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2024	2023	2024	2023
Income before income tax expense	356	335	708	688
Income tax expense at statutory rate of 26.5% (2023 - 26.5%)	94	88	188	182

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(19)	(27)	(41)	(60)
Impact of DTA Implementation Decision[1]	—	24	—	48
Overheads capitalized for accounting but deducted for tax purposes	(9)	(8)	(20)	(18)
Interest capitalized for accounting but deducted for tax purposes	(5)	(4)	(11)	(9)
Pension and post-retirement benefit contributions in excess of expense	(1)	(6)	(2)	(10)
Environmental expenditures	(1)	(3)	(2)	(4)
Other	(1)	2	(1)	3
Net temporary differences attributable to regulated business	(36)	(22)	(77)	(50)
Net permanent differences	(1)	—	(1)	—
Total income tax expense	57	66	110	132

Effective income tax rate	16.0%	19.7%	15.5%	19.2%
1 Pursuant to the DTA Implementation Decision, the amounts represent the recovery of DTA amounts that were previously shared with ratepayers.
7.    OTHER COMPREHENSIVE (LOSS) INCOME

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2024	2023	2024	2023
(Loss) gain on cash flow hedges (interest-rate swap agreements) (Notes 5, 17)[1]	(1)	—	2	(4)
Gain (loss) on transfer of other post-employment benefits (OPEB)	—	(8)	—	(8)
Other	—	—	1	—
	(1)	(8)	3	(12)
1 Includes $2 million before-tax realized gain (2023 - $nil) and $1 million after-tax realized gain (2023 - $nil ) for the three months ended June 30, 2024, and $3 million before-tax realized gain (2023 - $2 million) and $2 million after-tax realized gain (2023- $2 million) for the six months ended June 30, 2024 on cash flow hedges reclassified to financing charges.

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
8.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	June 30, 2024	December 31, 2023
Accounts receivable - billed	455	404
Accounts receivable - unbilled	406	480
Accounts receivable, gross	861	884
Allowance for doubtful accounts	(67)	(57)
Accounts receivable, net	794	827
The following table shows the movements in the allowance for doubtful accounts for the six months ended June 30, 2024 and the year ended December 31, 2023:

(millions of dollars)	June 30, 2024	December 31, 2023
Allowance for doubtful accounts – beginning	(57)	(63)
Write-offs	6	20
Additions to allowance for doubtful accounts	(16)	(14)
Allowance for doubtful accounts – ending	(67)	(57)
9.     OTHER CURRENT ASSETS

As at (millions of dollars)	June 30, 2024	December 31, 2023
Prepaid expenses and other assets	80	44
Regulatory assets (Note 12)	43	46
Materials and supplies	31	34
	154	124
10.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	June 30, 2024	December 31, 2023
Property, plant and equipment	39,752	39,108
Less: accumulated depreciation	(14,113)	(13,846)
	25,639	25,262
Construction in progress	2,196	1,495
	27,835	26,757
11. INTANGIBLE ASSETS

As at (millions of dollars)	June 30, 2024	December 31, 2023
Intangible assets	1,412	1,391
Less: accumulated depreciation	(834)	(819)
	578	572
Development in progress	106	81
	684	653

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	June 30, 2024	December 31, 2023
Regulatory assets:
Deferred income tax regulatory asset	3,129	3,021
Post-retirement and post-employment benefits - non-service cost	83	93
Broadband deferral	65	37
Environmental	45	53
Rural and remote rate protection variance	25	30
Stock-based compensation	23	29
DTA sharing	5	5
Other	40	38
Total regulatory assets	3,415	3,306
Less: current portion	(43)	(46)
	3,372	3,260

Regulatory liabilities:
Post-retirement and post-employment benefits	398	398
Pension benefit regulatory liability	163	99
Retail settlement variance account	125	84
Earnings sharing mechanism deferral	110	109
Distribution rate riders	72	99
Tax rule changes variance	34	32
Asset removal costs cumulative variance	29	29
Capitalized overhead tax variance	27	26
OPEB asymmetrical carrying charge variance account	27	20
External revenue variance	23	19
Pension cost differential	15	9
Deferred income tax regulatory liability	4	4
Other	36	31
Total regulatory liabilities	1,063	959
Less: current portion	(38)	(51)
	1,025	908
13.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	June 30, 2024	December 31, 2023
Deferred pension assets (Note 18)	163	99
Right-of-Use assets	56	47
Derivative asset (Note 17)	1	—
Other long-term assets	26	25
	246	171
14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	June 30, 2024	December 31, 2023
Accrued liabilities	1,014	841
Accounts payable	381	326
Accrued interest	154	148
Regulatory liabilities (Note 12)	38	51
Environmental liabilities	28	38
Lease obligations	14	11
	1,629	1,415

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
15.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	June 30, 2024	December 31, 2023
Post-retirement and post-employment benefit liability (Note 18)	1,540	1,516
Lease obligations	42	36
Environmental liabilities	36	41
Asset retirement obligations	36	36
Due to related parties	16	22
Derivative liabilities (Note 17)	—	2
Other long-term liabilities	35	36
	1,705	1,689
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s $3,050 million revolving standby credit facilities (Operating Credit Facilities).
On June 1, 2024, Hydro One increased the committed amount under the Operating Credit Facilities by $750 million and the maturity date was extended from 2028 to 2029. As at June 30, 2024, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. The obligation of each lender to extend credit under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Long-Term Debt
The following table presents long-term debt outstanding as at June 30, 2024 and December 31, 2023:

As at (millions of dollars)	June 30, 2024	December 31, 2023
Hydro One long-term debt	15,120	15,020

Add: Net unamortized debt premiums	10	12
Add: Realized mark-to-market gain[1]	4	6
Less: Unamortized deferred debt issuance costs	(53)	(52)
Total long-term debt	15,081	14,986

Less: Long-term debt payable within one year	(750)	(700)
	14,331	14,286
1 In October 2023, Hydro One entered into $400 million fixed-to-floating interest-rate swap agreement to convert the $400 million Medium-Term Note (MTN) Series 57 notes maturing October 20, 2025, into a variable rate debt. This swap was accounted for as a fair value hedge. In December 2023, this swap was terminated with a payment received of $6 million on settlement, which is being amortized over the term of the related note.
As at June 30, 2024, long-term debt of $15,120 million (December 31, 2023 - $15,020 million) was outstanding, the majority of which was issued under Hydro One’s MTN Program. In June 2022, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of $4,000 million and expired in July 2024. In February 2024, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. Upon issuance of the short form base shelf prospectus in February 2024, the Company does not qualify for the distribution of any additional notes under the previous MTN Program prospectus that was filed in June 2022. During the three and six months ended June 30, 2024, $nil and $800 million long-term debt was issued, respectively (2023 - $nil and $1,050 million) and $700 million long-term debt was repaid (2023 - $nil and $600 million).

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
Principal and Interest Payments
As at June 30, 2024, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	750	649	2.3
Year 2	900	617	4.0
Year 3	425	574	5.5
Year 4	750	569	4.9
Year 5	550	532	3.0
	3,375	2,941	3.9
Years 6-10	4,085	2,193	4.4
Thereafter	7,660	3,929	4.4
	15,120	9,063	4.3
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
As at June 30, 2024 and December 31, 2023, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The carrying values and fair values of the Company’s long-term debt as at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024		December 31, 2023
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	15,081	14,459	14,986	14,849
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
As at June 30, 2024 and December 31, 2023, Hydro One had no fair value hedges.
Cash Flow Hedges
As at June 30, 2024 and December 31, 2023, Hydro One had a $425 million, pay-fixed, receive-floating interest-rate swap agreement designated as a cash flow hedge. This cash flow hedge is intended to offset the variability of interest rates between December 21, 2023 and September 21, 2026.
As at June 30, 2024 and December 31, 2023, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities as at June 30, 2024 and December 31, 2023 is as follows:

As at June 30, 2024 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 13)
Cash flow hedges, including current portion	1	1	—	1	—
	1	1	—	1	—

Liabilities:
Long-term debt, including current portion	15,081	14,459	—	14,459	—

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023

As at December 31, 2023 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	14,986	14,849	—	14,849	—
Derivative instruments (Note 15)
Cash flow hedges, including current portion	2	2	—	2	—
	14,988	14,851	—	14,851	—
The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the six months ended June 30, 2024 or the year ended December 31, 2023.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would have resulted in an increase to financing charges for the three and six months ended June 30, 2024 of $2 million and $3 million (2023 - $2 million and $4 million), respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the three months ended June 30, 2024, $nil was recorded in OCI (2023 - $nil), and a $2 million before-tax gain (2023 - $nil), $1 million after-tax realized gain (2023 - $nil), was reclassified to financing charges. During the six months ended June 30, 2024, a $6 million before-tax gain (2023 - $3 million loss), $4 million after-tax gain (2023 - $2 million loss), was recorded in OCI, and a $3 million before-tax gain (2023 - $2 million), $2 million after-tax realized gain (2023 - $2 million), was reclassified to financing charges. This resulted in an accumulated other comprehensive income of $1 million related to cash flow hedges as at June 30, 2024 (December 31, 2023 - less than $1 million accumulated other comprehensive loss).
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 18 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. As at June 30, 2024 and 2023, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. As at June 30, 2024 and 2023, there was no material accounts receivable balance due from any single customer.
As at June 30, 2024, the Company’s allowance for doubtful accounts was $67 million (December 31, 2023 - $57 million). The allowance for doubtful accounts reflects the Company's Current Expected Credit Loss for all accounts receivable balances, which

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
are based on historical overdue balances, customer payments and write-offs. As at June 30, 2024, approximately 6% (December 31, 2023 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. As at June 30, 2024, Hydro One’s credit exposure for all derivative instruments and applicable payables was with one financial institution with investment grade credit ratings as counterparty. As at June 30, 2023, there was no counterparty risk.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit (recovery) costs for the three and six months ended June 30, 2024 and 2023:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended June 30 (millions of dollars)	2024	2023	2024	2023
Current service cost	34	25	14	13
Interest cost	100	99	19	18
Expected return on plan assets, net of expenses[1]	(151)	(142)	—	—
Amortization of prior service (credit) cost	(1)	(1)	2	2
Amortization of actuarial losses (gains)	4	(5)	(5)	(7)
Net periodic benefit (recovery) costs	(14)	(24)	30	26

Charged to results of operations[2]	5	8	22	18

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Six months ended June 30 (millions of dollars)	2024	2023	2024	2023
Current service cost	68	50	28	26
Interest cost	200	198	37	36
Expected return on plan assets, net of expenses[1]	(302)	(284)	—	—
Amortization of prior service (credit) cost	(2)	(1)	4	4
Amortization of actuarial losses (gains)	8	(10)	(10)	(14)
Net periodic benefit (recovery) costs	(28)	(47)	59	52

Charged to results of operations[2]	11	12	42	35
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2024 is 7.00% (2023 - 7.00%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and six months ended June 30, 2024, pension costs of $16 million (2023 - $33 million) and $34 million (2023 - $45 million), respectively, were attributed to labour, of which $5 million (2023 - $8 million) and $11 million (2023 - $12 million), respectively was charged to operations, and $11 million (2023 - $25 million) and $23 million (2023 - $33 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
19.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. As at June 30, 2024 and December 31, 2023, the Company had 142,239 common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at June 30, 2024 and December 31, 2023, the Company had no preferred shares issued and outstanding.
20.     DIVIDENDS
During the three months ended June 30, 2024, common share dividends in the amount of $187 million (2023 - $176 million) were declared and paid.
During the six months ended June 30, 2024, common share dividends in the amount of $363 million (2023 - $341 million) were declared and paid. See Note 28 - Subsequent Events for dividends declared subsequent to June 30, 2024.
21.    EARNINGS PER COMMON SHARE
Basic earnings per common share is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three and six months ended June 30, 2024 and 2023 were 142,239. There were no dilutive securities during the three and six months ended June 30, 2024 and 2023.
22.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and six months ended June 30, 2024 and 2023 is presented below:

	Three months ended June 30		Six months ended June 30
(number of share grants)	2024	2023	2024	2023
Share grants outstanding - beginning	1,751,025	2,151,578	1,751,025	2,151,578
Vested and issued[1]	(342,556)	(356,054)	(342,556)	(356,054)
Share grants outstanding - ending	1,408,469	1,795,524	1,408,469	1,795,524
1 During the three and six months ended June 30, 2024, Hydro One Limited issued 342,556 (2023 - 356,054) common shares from treasury to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Hydro One Limited Directors' DSU Plan during the three and six months ended June 30, 2024 and 2023 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2024	2023	2024	2023
DSUs outstanding - beginning	100,087	118,050	94,624	99,939
Granted	6,102	4,472	11,565	22,583
Paid	—	(30,104)	—	(30,104)
DSUs outstanding - ending	106,189	92,418	106,189	92,418
As at June 30, 2024, a liability of $4 million (December 31, 2023 - $4 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $39.85 (December 31, 2023 - $39.70). This liability is included in other long-term liabilities on the consolidated balance sheets.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
Management DSU Plan
A summary of DSU awards activity under the Hydro One Limited Management DSU Plan during the three and six months ended June 30, 2024 and 2023 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2024	2023	2024	2023
DSUs outstanding - beginning	148,632	136,996	134,370	118,505
Granted	1,168	1,085	15,430	19,576
Paid	(313)	—	(313)	—
DSUs outstanding - ending	149,487	138,081	149,487	138,081
As at June 30, 2024, a liability of $6 million (December 31, 2023 - $5 million) related to Management DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $39.85 (December 31, 2023 - $39.70). This liability is included in other long-term liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the Hydro One Limited LTIP during the three and six months ended June 30, 2024 and 2023 is presented below:

	PSUs		RSUs
Three months ended June 30 (number of units)	2024	2023	2024	2023
Units outstanding - beginning	297,939	—	313,819	—
Granted	13,222	140,330	2,308	178,031
Forfeited	(21,595)	—	(11,097)	—
Vested	(19,921)	—	—	—
Settled	—	—	(251)	—
Units outstanding - ending	269,645	140,330	304,779	178,031

	PSUs		RSUs
Six months ended June 30 (number of units)	2024	2023	2024	2023
Units outstanding - beginning	141,188	—	176,989	—
Granted	171,171	140,330	142,487	178,031
Forfeited	(22,793)	—	(14,446)	—
Vested	(19,921)	—	—	—
Settled	—	—	(251)	—
Units outstanding - ending	269,645	140,330	304,779	178,031
The grant date total fair value of the awards granted during the three and six months ended June 30, 2024 was $1 million and $13 million (2023 – $12 million and $12 million). The compensation expense related to these awards recognized by the Company during the three and six months ended June 30, 2024 was $3 million and $4 million (2023 – $1 million and $1 million).
Society of United Professionals (Society) RSU Plan
A summary of RSU awards activity under the Hydro One Limited Society RSU Plan during the three and six months ended June 30, 2024 and 2023 is presented below:

	Three months ended June 30		Six months ended June 30
(number of RSUs)	2024	2023	2024	2023
RSUs outstanding - beginning	—	—	—	34,619
Granted	—	—	—	—
Transfers[1]	—	—	—	140
Vested and issued	—	—	—	(31,688)
Settled	—	—	—	(2,942)
Forfeited	—	—	—	(129)
RSUs outstanding - ending	—	—	—	—
1 Transfers relate to PWU employees transferred from Acronym Solutions Inc. (Acronym) to Hydro One during 2023.

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
23.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.1% (2023 - 47.1%) ownership as at June 30, 2024. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB and Acronym are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy and Electrification or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2024 and 2023:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2024	2023	2024	2023
IESO	Power purchased	482	358	1,301	1,145
	Revenues for transmission services	579	554	1,129	1,105
	Amounts related to electricity rebates	280	199	607	429
	Distribution revenues related to rural rate protection	63	63	126	124
	Distribution revenues related to Wataynikaneyap Power LP	30	13	60	27
	Distribution revenues related to supply of electricity to remote northern communities	12	12	24	23
	Funding received related to Conservation and Demand Management programs	1	—	1	1
OPG	Power purchased	5	3	11	7
	Distribution revenues related to provision of services and supply of electricity	2	2	3	3
	Transmission revenues related to provision of services and supply of electricity	—	—	1	1
	Capital contribution received from OPG	—	—	1	3
	Costs related to the purchase of services	—	1	—	1
OEFC	Power purchased from power contracts administered by the OEFC	1	1	1	1
OEB	OEB fees	3	3	6	6
Hydro One Limited	Dividends paid	187	176	363	341
	Cost recovery for services provided	3	2	6	5
	Stock-based compensation costs	2	2	3	3
Acronym	Services received – costs incurred	8	8	16	15
	Revenues for services provided	1	—	1	1
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end from external related parties are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.
24.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2024	2023	2024	2023
Accounts receivable (Note 8)	77	52	33	18
Due from related parties	(33)	(33)	(62)	(49)
Materials and supplies (Note 9)	1	(11)	3	(16)
Prepaid expenses and other assets (Note 9)	(22)	(5)	(36)	(17)
Other long-term assets	1	1	—	(1)
Accounts payable	103	16	34	(18)
Accrued liabilities (Note 14)	125	146	173	116
Due to related parties	59	(107)	(31)	(174)
Accrued interest (Note 14)	(16)	(3)	6	20
Long-term accounts payable and other long-term liabilities (Note 15)	1	2	(1)	(1)
Post-retirement and post-employment benefit liability	15	24	34	43
	311	82	153	(79)

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and six months ended June 30, 2024 and 2023. The reconciling items include net change in accruals, transfers, and capitalized depreciation.

	Three months ended June 30, 2024			Six months ended June 30, 2024
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(790)	(26)	(816)	(1,436)	(50)	(1,486)
Reconciling items	82	—	82	86	2	88
Cash outflow for capital expenditures	(708)	(26)	(734)	(1,350)	(48)	(1,398)

	Three months ended June 30, 2023			Six months ended June 30, 2023
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(611)	(31)	(642)	(1,079)	(57)	(1,136)
Reconciling items	40	(4)	36	29	(2)	27
Cash outflow for capital expenditures	(571)	(35)	(606)	(1,050)	(59)	(1,109)
Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2024	2023	2024	2023
Net interest paid	170	151	299	269
Income taxes paid	8	12	24	33
25.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
26.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at June 30, 2024 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	105	39	8	9	4	17
Capital agreements	39	158	27	40	—	—
Long-term software/meter agreement	8	18	2	1	1	—
Outsourcing and other agreements
In February 2021, Hydro One entered into a three-year agreement for information technology services with Capgemini Canada Inc., which expired on February 29, 2024 and included an option to extend for two additional one-year terms at Hydro One's discretion. In June 2023, Hydro One provided Capgemini Canada Inc. with notice to extend the agreement, effective March 1, 2024 and to expire March 1, 2026.
Capital Agreements
In the course of business, Hydro One has entered into agreements committing to the purchase of specified equipment from various suppliers upon successful completion of certain milestones.

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at June 30, 2024 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	—	3,050	—
Letters of credit[1]	168	—	—	—	—	—
Guarantees[2]	475	—	—	—	—	—
1 Letters of credit consist of $157 million letters of credit related to retirement compensation arrangements, a $4 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
27.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities. The Other Segment includes a portion of the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it not to be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended June 30, 2024 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	583	1,436	—	2,019
Purchased power	—	940	—	940
Operation, maintenance and administration	118	182	8	308
Depreciation, amortization and asset removal costs	134	126	—	260
Income (loss) before financing charges and income tax expense	331	188	(8)	511

Capital investments	502	314	—	816

Three months ended June 30, 2023 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	560	1,285	—	1,845
Purchased power	—	798	—	798
Operation, maintenance and administration	129	190	7	326
Depreciation, amortization and asset removal costs	126	119	—	245
Income (loss) before financing charges and income tax expense	305	178	(7)	476

Capital investments	373	269	—	642

Six months ended June 30, 2024 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,136	3,041	—	4,177
Purchased power	—	2,036	—	2,036
Operation, maintenance and administration	243	365	12	620
Depreciation, amortization and asset removal costs	267	244	—	511
Income (loss) before financing charges and income tax expense	626	396	(12)	1,010

Capital investments	923	563	—	1,486

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2024 and 2023

Six months ended June 30, 2023 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,116	2,794	—	3,910
Purchased power	—	1,808	—	1,808
Operation, maintenance and administration	257	377	11	645
Depreciation, amortization and asset removal costs	254	240	—	494
Income (loss) before financing charges and income tax expense	605	369	(11)	963

Capital investments	671	465	—	1,136
Total Assets by Segment:

As at (millions of dollars)	June 30, 2024	December 31, 2023
Transmission	20,629	19,751
Distribution	13,120	12,693
Other	377	263
Total assets	34,126	32,707
Total Goodwill by Segment:

As at (millions of dollars)	June 30, 2024	December 31, 2023
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and costs are earned, held or incurred in Canada.
28.     SUBSEQUENT EVENTS
Dividends
On August 13, 2024, common share dividends of $203 million were declared.

19